Cybin Provides Update on its Intellectual Property Portfolio
-- Cybin strengthens its intellectual property library with more than 20 active patent filings across six patent families, and multiple license agreements that provide access to over 35 patents and applications --
TORONTO, CANADA – October 6, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, is pleased to provide an update on its intellectual property (“IP”) progress in support of its research and development strategy. The Company continues to prioritize the development of in-house IP and licensing opportunities that support its active development programs and future novel drug candidates.
Cybin currently has more than 20 active patent filings - 14 of which were filed this year alone - across 6 patent families. Additionally, the Company has entered into multiple licensing agreements that provide Cybin with additional access to IP from over 15 more patents or patent applications. Collectively, Cybin has access to more than 35 patents and applications through a combination of internal filings and licensing arrangements.
“Securing and maintaining a robust IP portfolio is an important component of our approach to successful drug development,” said Doug Drysdale, Chief Executive Officer of Cybin. “We are focused on adding targeted IP that we believe complements our research and development strategy, supports our position as an innovator in the psychedelic therapeutics space, and will continue to build shareholder value.”
Cybin’s three-pillar strategy leverages the Company’s core competencies in preclinical innovation and clinical development toward the creation of intellectual property focused on developing the Company’s platform technology, the progression of clinical development programs including CYB003, a deuterated psilocybin analog, CYB004, a deuterated dimethyltryptamine (DMT), CYB005, phenethylamine derivatives, and an expansive list of preclinical molecules to facilitate future development opportunities.

“Supplemented by our agreements with multiple licensors, our IP extends across six patent families, and we have an expansive number of preclinical compounds to explore that have the potential to strengthen our R&D pipeline and support our mission of bringing important new therapeutic options to treating multiple mental health disorders,” concluded Drysdale.
Cybin’s wholly owned subsidiary Cybin IRL Limited recently entered into licensing agreements that collectively provide the Company with access to a broad range of preclinical molecule combinations for its library of psychedelic derivative drug development candidates. These agreements include the acquisition of an exclusive license to a targeted class of tryptamine-based molecules from Mindset Pharma Inc. (CSE: MSET) (FSE: 9DF) (OTCQB: MSSTF) as announced by the Company in September 2022.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the Company’s plan to engineer proprietary drug development platforms, innovative drug delivery systems, novel formulation approaches, potential treatment regimens for psychiatric disorders and development of medicinal psychedelics to address unmet medical needs.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com - or - media@cybin.com
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601